# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: First Eagle Private Credit Fund, CIK 0001890107
CUSIP: 000000000
Title of class of securities: Common shares of beneficial interest, par value $0.001 per share
Address of issuer's principal executive offices: 1345 AVENUE OF AMERICAS, 48TH FLOOR, NEW YORK, New York (NY), 10105
Date of event which requires filing of this statement: 10/23/2026
Filed by CIK 0000753308
Persons authorized to receive notices and communications: Charles E. Sieving, Esq., EVP, NextEra Energy, Inc., 700 Universe Boulevard, Juno Beach, Florida (FL), 33408, (561) 694-4000

## Reporting persons
- NextEra Energy, Inc. (CIK 0000753308): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Florida (FL); source of funds: working capital (WC); sole voting power 0; shared voting power 4,097,524; sole dispositive power 0; shared dispositive power 4,097,524; aggregate amount beneficially owned 4,097,524 (31.9% of the class)
- Florida Power & Light Company (CIK 0000037634): type of reporting person: other (OO); citizenship or place of organization: Florida (FL); source of funds: working capital (WC); sole voting power 0; shared voting power 4,097,524; sole dispositive power 0; shared dispositive power 4,097,524; aggregate amount beneficially owned 4,097,524 (31.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common shares of beneficial interest, par value $0.001 per share
Name of issuer: First Eagle Private Credit Fund
Address of issuer's principal executive offices: 1345 AVENUE OF AMERICAS, 48TH FLOOR, NEW YORK, New York (NY), 10105
Comment: This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") amends and supplements the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the "Commission") by the Reporting Persons on July 20, 2023, as amended by Amendment No. 1 to Schedule 13D filed with the Commission by the Reporting Persons on October 10, 2023 and Amendment No. 2 to Schedule 13D filed with the Commission by the Reporting Persons on March 5, 2024 (as amended, the "Schedule 13D"), relating to the Common Shares of the Issuer. Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D. This Amendment is being filed to reflect a change in the percentage of the Common Shares owned by the Reporting Persons as a result of a change in the number of Common Shares outstanding.

## Item 2. Identity and Background
Name of person filing: Item 2 of the Schedule 13D is hereby supplemented to reflect changes in the officers and directors of NextEra Energy and FPL, as listed on Schedule I attached hereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) - (b) of the Schedule 13D are hereby amended and restated to read as follows:

(a) and (b) The information set forth in Items 7-13 of the cover pages is hereby incorporated by reference into this Item 5(a) and (b).
Number of shares as to which each person has sole or shared power to vote or dispose: The percentage calculations herein are based upon information provided by the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit A
Joint Filing Agreement.*

* Filed herewith.

## Signatures
- NextEra Energy, Inc.: /s/ David Flechner, Vice President, Compliance & Corporate Secretary (10/27/2026)
- Florida Power & Light Company: /s/ David Flechner, Vice President, Compliance & Corporate Secretary (10/27/2026)